Exhibit 4

SHARE REPURCHASE PROPOSAL

Stilwell Activist Investments, L.P. intends to submit the Share Repurchase Proposal for consideration by stockholders at the 2026 Annual Meeting. The full text of the Share Repurchase Proposal appears below:

Share Repurchase Proposal:

“RESOLVED, that the stockholders of Central Plains Bancshares, Inc. (the “Company”) request that the Board of Directors of the Company shall take all necessary and permissible actions to repurchase no less than 10% of the Company’s outstanding shares of common stock each and every year in which the Company’s common stock trades below book value per share. This further entails that the Company have the proper trading plan(s) in place to account for blackout periods.”

Stilwell Activist Investments, L.P. is submitting the Share Repurchase Proposal because it believes that the most effective way to maximize value per share at the Company is through repurchasing the Common Stock at a discount to book value.